Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine Months Ended
	Sept 28,	Sept 29,
	2008	2007
Income before taxes	$7,317	$5,905

Adjustments:
Add fixed charges	102	96
Subtract interest capitalized	(56)	(41)

Income before taxes and fixed charges	$7,363	$5,960

Fixed charges:
Interest[1]	$8	$12
Capitalized interest	56	41
Estimated interest component of rental expense	38	43

Total	$102	$96

Ratio of earnings before taxes and fixed charges, to fixed charges	72	62

[1]	Interest within provision for taxes on the consolidated condensed statements of income is not included.